# Support.com, Inc. (NASDAQ: SPRT)

## Investor Presentation

## June 7, 2016

## VIEX Capital Advisors, LLC



# Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY.  IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY VIEX CAPITAL ADVISORS, LLC OR ANY OTHER PARTICIPANT IN ITS SOLICITATION (COLLECTIVELY, "VIEX") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF VIEX, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SUPPORT.COM, INC. ("SUPPORT.COM," "SPRT" or THE "COMPANY").  CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

VIEX HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES.  ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.  NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG VIEX AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES.  YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

VIEX SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION.  THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN.  THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH VIEX BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

VIEX RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. VIEX DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

# Executive Summary

# Long-term Value Destruction and Lack of Shareholder Alignment Warrant an Overhaul of the Support.com Board

- Share price performance has been abysmal: Total shareholder returns over the last 1, 3, 5 and 10 years have been **NEGATIVE.** SPRT has also significantly lagged the broader equity market and relevant indices

- SPRT currently has a **NEGATIVE** enterprise value

- Operating performance has been disastrous: Prior to recently issuing revised guidance, SPRT was not expected to achieve a breakeven run-rate until the end of 2018
  - Is SPRT's new guidance of expected profitability on non-GAAP basis for full year 2018 sincere or a hollow promise in midst of proxy contest
  - Capital allocation: Cash balances are being drained in order to pursue a flawed SaaS business

- Poor Corporate Governance:
  - Without the approval of or input from shareholders, the Board:
    - Adopted a shareholder rights plan in a clear defensive response to our involvement
    - Appointed three new directors  seemingly  in an attempt to block our campaign to put shareholder representatives on the Board
  - No ability for shareholders to call a special meeting or act by written consent

- Lack of insider ownership and alignment with shareholders
  - Incumbent directors own less than 1% of the outstanding shares
  - Overwhelming majority of shares owned by incumbents were granted
  - Chairman Jim Stephens has been a net seller of shares since the beginning of 2012 (excluding equity awards)

VIEX
CAPITAL ADVISORS

# Complete Overhaul of Board with Direct Shareholder Representatives Needed Immediately

- Cumulative losses of $36.4 million since December 31, 2013, the Company's last and only profitable year

- Cumulative operating losses of $156.4 million since Chairman Jim Stephens joined the Board

- Current business plan calls for non-GAAP operating losses of 19 – 23 cents per share in 2016
  - Current share price is 75 cents (as of June 6, 2016)

- Additional cash burn and losses projected for 2017

- SPRT trades at a NEGATIVE enterprise value of $17.6 million

- Share price has declined over 80% since Chairman Stephens and second longest tenured director, Toni Portmann, have been on the Board

Sources: Support.com's Annual and Quarterly Reports; Support.com's Q1 2016 earnings call. Share price declines calculated from October 25, 2006 to June 3, 2016 and February 8, 2011 to June 3, 2016.

VIEX
CAPITAL ADVISORS

# NEGATIVE Total Shareholder Return (TSR) Over Any Measurable Period

| | Support.com | NASDAQ Composite Index | NASDAQ Computer Index |
|---|---|---|---|
| COMPARISON OF CUMULATIVE TOTAL RETURN AMONG SUPPORT.COM, INC., THE NASDAQ COMPOSITE INDEX, AND THE NASDAQ COMPUTER INDEX | | | |
| YTD | -22% | -1% | 0% |
| 1-year | -44% | -1% | 1% |
| 3-year | -83% | 49% | 61% |
| 5-year | -82% | 96% | 102% |
| 10-year | -79% | 156% | 221% |

Source: Bloomberg, calculated as of June 3, 2016. Rounded to the nearest whole percent.

VIEX
CAPITAL ADVISORS

# Overview of Support.com

- Provider of cloud-based software and services that enable technology support
- Business offerings
    - Technology support services
        - Turnkey, outsourced support services for service providers, retailers, Internet of Things solution providers and technology companies
            - Most of the technology specialists work from their homes rather than in brick-and-mortar facilities
        - Highly-concentrated customer base and low margins, but generates positive returns for the Company
    - Cloud-based software as a service (SaaS) offering Nexus
        - Provides automation and analytics that enable companies to deliver technology issue resolution while improving both the customer experience and operational performance
        - Since the Company's Q1 2014 earnings call, during which Chairman Stephens announced the beta testing of next generation Nexus offering, the Company's stock price has declined approximately 68.1%

Decline calculated from April 30, 2014 to June 3, 2016.

# Why we are Involved with Support.com

- We are long-term shareholders: Members of our group initially acquired shares in May 2014

- Shares traded below cash value at the time we made a significant investment in SPRT
  - Price has fallen greater than 30% since we made a significant investment in August 2015

- Current market capitalization is $43.4 million vs. net cash balance of $61 million

- Support.com's negative enterprise value implies business and assets are worthless and that the market believes management will destroy more value going forward.  This is despite:
    - $60+ million in services revenue with positive contribution margin
    - $126 million of federal net operating loss carryforward

- We believe the market has lost confidence in Support.com management and the Board

We strongly believe Support.com can have a positive enterprise value, but  an overhaul of the Board to add shareholder mindset is necessary to realize this value for shareholders

Sources:  Market capitalization as of June 3, 2016; net cash balance as of 3/31/16 as reported in Support.com's Quarterly Report;  Support.com Annual Report.

VIEX
CAPITAL ADVISORS

# We Believe Support.com Has Potential if the Board is Reconstituted

- Support.com trades at a NEGATIVE enterprise value which implies that the business is worth less than zero: <u>We do not believe this to be the case under proper leadership</u>

- Legacy technical support business generates over $60+ million of revenue with a positive contribution margin

- As evidenced by the negative enterprise value and the chronically poor shareholder returns, we strongly believe the Board and management lack a sense of urgency to (i) control costs and investment and (ii) generate profits, both of which suppress shareholder value

- Direct shareholder representation in the boardroom will renew focus on maintaining profitability

- Collectively, as the Company's largest shareholder, we are fully aligned with ALL Support.com shareholders

Source:  Support.com's Annual Report.

VIEX
CAPITAL ADVISORS

# Operational and Financial Disaster

# A Decade of Operating Losses



Source: Bloomberg. Dollar figures in thousands (000).

# Abysmal Operating Performance is Draining Cash

- In fiscal 2013, its last profitable year, SPRT generated an operating profit of $10.8 million
- Since then, Support.com has burned $11.1 million of cash and generated $36.3 million of operating losses, in part to pursue a highly flawed Nexus/Cloud strategy
  - Subscale operations do not support standalone public company overhead
  - Recent investment into Nexus appears wasteful and highly unlikely to generate any return on investment
  - Failed implementation of launch strategy of Support Cloud
    - Current version lacks the features, functionality and scale to be meaningful to serious customers/users
    - Current customers have limited adoption
- Yet, management continues to talk about acquisitions to apparently mask execution failures
  - Chairman Stephens and other directors have, in our view, indicated that Support Cloud is not "full-featured enough" for broad customer acceptance and that SPRT is exploring acquisitions of additional features such as "email or chat support" and "additional customer base" and admit that their "current customers don't see value in it."
  - The "pivot" as they refer to the Company's self-described transition from a "call center service business" to a "technology product" is apparently not working
    - The transition is happening too slowly and the Company is losing ground competitively
  - We do not believe the current Board and management have adequate acquisition and integration experience to successfully oversee M&A activity, in an apparent attempt to mask their current failures

Sources: Support.com's Annual Report ; cash burn and operating losses calculated based on information contained in Annual and Quarterly Reports.

VIEX
CAPITAL ADVISORS

# Long-Term Cash Drain



### Support.com Cash & Equivalents and Shares Outstanding

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | Q1 2016 | 2016P | 2017P |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash & equivalents | $87,856 | $83,479 | $74,235 | $53,010 | $56,350 | $72,357 | $73,793 | $65,734 | $61,286 | $53,000 | $48,500 |
| Shares outstanding | 46,098 | 46,378 | 46,818 | 48,288 | 48,798 | 53,825 | 53,834 | 55,548 | 56,000 | - | - |

Source: Bloomberg; Support.com Q1 2016 earnings call.  Dollar figures and shares outstanding in thousands (000).

# A Future of More Losses?

- Without a Board overhaul, SPRT appears committed to its plan to burn another $11.7 - $13.7 million in 2016 to pursue its highly flawed plan

- Additional losses projected for 2017
  - Cash balance is projected to be $47-50 million implying a further burn of $3-7 million

- We do NOT believe the incumbent Board is capable of ceasing the losses
  - Half of the incumbent directors have overseen the dismal operating and share price performance over any relevant measurable period during their tenures
  - The other half of the Board was recently appointed without shareholder input or approval by the same discredited long-tenured directors in a seemingly defensive response to our involvement
  - The entire Board has only minimal investment in Support.com and lacks shareholder alignment

<span style="color:red">We are confident that an overhaul of the Board is necessary to staunch the losses and prevent burning further cash. If the Board is so confident in its current strategy, why do the Company's directors own such a small amount of stock</span>

Source: Support.com's Q1 2016 earnings call; Support.com Annual and Quarterly Reports.

# Shareholder Value Destruction

# A Decade of Shareholder Value Destruction



Source: Bloomberg.  Calculated as of June 3, 2016.

# Shareholder Value Destruction (5 Years)



**Support.com 5 Year Share Price**
**-82% DECLINE**

Source: Bloomberg.  Calculated as of June 3, 2016.

# Shareholder Value Destruction (3 Years)



Source: Bloomberg.  Calculated as of June 3, 2016.

# Shareholder Value Destruction (1 Year)



Source: Bloomberg.  Calculated as of June 3, 2016.

# Shareholder Value Destruction (YTD)



**Support.com YTD Year Share Price**
**-22% DECLINE**

Support.com Share Price

$1.05
$1.00
$0.95
$0.90
$0.85
$0.80
$0.75
$0.70

12/31/2015    1/31/2016    2/29/2016    3/31/2016    4/30/2016    5/31/2016

Date

Source: Bloomberg.  Calculated as of June 3, 2016.

# Abysmal Performance Relative to Broader Market and Relevant Indices



Source: Bloomberg.  Calculated as of June 3, 2016.

# Strategic Plan Rejected by the Market

- Shares of SPRT have significantly declined since embarking on the Nexus/Cloud strategy

- SPRT does not project non-GAAP profitability until 2018
  - No margin guidance
  - No value proposition beyond 2018

- Unacceptable customer concentration
  - Comcast/Office Depot still projected to represent over 50% of consolidated revenues

- Negative enterprise value suggests the market does not approve this  leadership's long-term plan and further losses are expected

Sources: Share decline calculated from date of Company's Q1 2014 earnings call; Support.com Annual and Quarterly Reports; Support.com Investor Presentation from May 2016 ; Support.com Q1 2016 earnings call.

VIEX
CAPITAL ADVISORS

# Nexus is Already Behind

- Management claimed:
  - 1,300-1,600 seats for Nexus by end of 2015
  - $1 million of recurring annual revenue
- Actual results:
  - Seat count for Nexus was only 727
  - Annual recurring revenue was only $488,000
- Management did not foresee the shortfall. CEO on earnings call: " we experienced weaker than expected sales as a result of increased product performance enhancements required by our customers, and our need for deeper enterprise sales acumen."
- Nexus needs immediate review as developmental expenses have failed to generate expected returns

Source: Support.com's Q4 2015 earnings call

# Challenges as a result of Current Failed Strategy

- Massive customer concentration with Comcast and Office Depot
  - Currently: 77% of consolidated revenue in Q1 2016
  - Exiting 2018: 53-62% of consolidated revenue

- Stagnant service business with low contribution margin

- Subscale operations do not justify standalone public company

- No significant profit center to pay for development of Nexus

- Development projects are fraught with execution risk
  - Already behind schedule on Nexus development as per CEO on Q4 2015 earnings call

Source: Support.com Quarterly Report for Q1 2016; Support.com Investor Presentation from May 2016.

VIEX
CAPITAL ADVISORS

# Abysmal Corporate Governance

# Poor Corporate Governance & Reactive Measures

- The Board's actions portray resistance to shareholder input:
  - The Board unilaterally adopted a poison pill set at 15% shortly after our initial Schedule 13D filing (since replaced by Section 382 Plan at 4.99%)
  - Share price has dropped 37% since the implementation of the poison pill
- Reactionary Measures: Half of the Board was appointed in March 2016 without shareholder approval or input in direct reaction to our contest
  - Only months before replacing half the Board, SPRT touted the qualifications of its Board in its November 2015 Investor Presentation
    - Abrupt Board changes are clearly reactive to our involvement
    - No shareholder representation or input in the selection process
  - The incumbent directors responsible for overseeing the Company's persistent failures should not be permitted to replace half of the Board without shareholder input
- Shareholder rights limitations: No ability for shareholders to call a special meeting or act by written consent

Share price decline calculated from October 14, 2015 to June 3, 2016.

VIEX
CAPITAL ADVISORS

# The Board has Rebuffed our Numerous Attempts to Avoid a Proxy Contest

- For us, a proxy contest is a measure of last resort
  - Costly and time consuming for both sides
  - Cash is precious
  - Company already expects to burn more cash in 2016 and 2017

- However, at Support.com significant change is necessary given the long-term shareholder value destruction and flawed long-term strategy
  - SPRT plans to burn $11.7-13.7 million of cash in 2016 and management expects more losses in 2017
  - Lack of clarity on long-term guidance has created significant uncertainty for shareholders

- The Viex Group made every attempt to reach an amicable resolution

- Members of our group had numerous in-person meetings and conversations with Chairman and CEO over the past eight months regarding corporate strategy and Board composition

- Joshua E. Schechter and Richard Bloom both "interviewed" with Board members in December 2015/January 2016

- Two private conversations with Jim Stephens in February and March 2016

**Despite the pronounced need for shareholder representation in the boardroom, the incumbents refused to accept any member of the VIEX shareholder group. Rather than agreeing to add a direct shareholder representative, the Board unilaterally added three new directors without seeking shareholder input**

Source: Cash burn calculated based on information contained in Support.com's Annual and Quarterly Reports.

VIEX
CAPITAL ADVISORS

# Latest Attempt to Reach Amicable Resolution

- May 26: Mr. Schechter met with Dr. Cholawsky and Roop Lakkaraju
  - Mr. Schechter informed Dr. Cholawsky that the Viex Group wants to resolve the situation amicably and avoid an expensive letter writing campaign
  - Dr. Cholawsky gave the impression that the Company will support a settlement
- May 27: Mr. Schechter and Mr. Radoff had a phone call with Dr. Cholawsky
  - Mr. Schechter and Mr. Radoff proposed various options to restructure the Board
  - Dr. Cholawsky once again gave the impression that the Company will support a settlement and invited Mr. Schechter to meet with Chairman Stephens and her in Redwood City on June 1
- May 31: The Company issued another letter to shareholders escalating the contest despite the ongoing discussions
- June 1: Mr. Schechter met with Mr. Stephens and Dr. Cholawsky in Redwood City and discussed various settlement options
- June 3-4: Mr. Bloom, Mr. Radoff and Mr. Schechter held discussions with members of the Nominating/Corporate Governance Committee as well as the Company's auditors
- June 5: Mr. Bloom spoke with Chairman Stephens
- June 5: Despite principal agreement on terms, the Board broke off settlement discussions

# Board Overhaul Needed

# The Board Must be Overhauled

- The current Board has demonstrated an inability to communicate and translate its vision and strategy to the public markets – lacks credibility with investors as evidenced by share price

- The Company is projecting to burn as much as $25 million since December 2013 to pursue the SaaS strategy

- Rather than engage constructively with shareholders – the Board has entrenched itself and denied shareholders a say in corporate governance or the composition of the Board which are our elected representatives

- The Board has a negligible economic interest leading to misalignment of interests with shareholders

Source:  Cash burn calculated based on information contained in Support.com's Annual and Quarterly Reports and Q1 2016 earnings call.

VIEX
CAPITAL ADVISORS

# Minimal Ownership of Directors



**SUPPORT.COM SHAREHOLDER OWNERSHIP**

■ Support.com Shares Held   ■ Dollar Value Shares Held (As of 6/3/2016)

|  | Viex Group | Jim Stephens | Elizabeth Cholawsky | Toni Portmann | Rest of Directors |
|---|---|---|---|---|---|
| ■ Support.com Shares Held | 8,181,218 | 141,889 | 88,581 | 62,211 | - |
| ■ Dollar Value Shares Held (As of 6/3/2016) | $6,446,800 | $111,809 | $69,802 | $49,022 | $- |

Source: Public filings.

# Chairman Has Overseen a Decade of Destruction

- Jim Stephens has been a director since October 2006 and Chairman since July 2010
  - Also Chairman of Strategy Committee and Compensation Committee
- Mr. Stephens was also interim CEO in early 2014
- Share price has fallen 82.9% since he was added to the Board and 83.7% since he became Chairman
  - Must be held accountable for significant destruction of value that has persisted under his leadership
- As Chairman of Strategy Committee, Mr. Stephens appears to be the architect of the current failing strategy
  - We do not believe that a director who has experienced negative total shareholder returns over every relevant measurable period during his tenure should remain on the Board, let alone be the one shaping the Company's strategic direction
- Sold 40,000 shares on 8/1/13 at $5.90 – lacks alignment with shareholders

Share price declines calculated from October 25, 2006 to June 3, 2016 and July 27, 2010 to June 3, 2016.

VIEX
CAPITAL ADVISORS

# Abysmal Total Shareholder Returns Since Jim Stephens Became Chairman of the Board



Source: Bloomberg. Calculated as of June 3, 2016.

# Toni Portmann has Overseen Lasting Value Destruction

- Ms. Portmann has been a director since February 2011

- Shares have declined 87.2% since Ms. Portmann was appointed to the Board

- Loss of approximately $250 million in shareholder value during tenure

- Has not purchased a single share on the open market despite five year tenure

Share price decline calculated from February 8, 2011 to June 3, 2016.

# CEO Elizabeth Cholawky's Tenure Has Been a Failure

- Elizabeth Cholawsky was hired as CEO in May 2014

- Shares have declined 65.1% since Dr. Cholawsky was announced as CEO

- She has consistently missed performance milestones since her appointment

- Dr. Cholawsky did not bring a "go-to-market" strategy
  - Over $20 million of cash burn before expected non-GAAP profitability
  - Projected to take 4 years to achieve non-GAAP profitability under her plan per management's guidance

- We do not believe Dr. Cholawsky has the requisite experience to be a public company CEO, specifically at Support.com
  - Appears to lack fundamental aptitude in areas such as capital allocation, finance, IR and corporate governance
  - Her "big company" background leaves her ill-suited to manage the challenges at Support.com where resources are significantly more constrained

The market has clearly not been receptive to Dr. Cholawsky's business plan and strongly disapproves of the execution under her leadership as evidenced by the Company's negative enterprise value and abysmal shareholder returns

Sources: Support.com's Annual and Quarterly Reports; Support.com's Proxy Statements; Support.com's Q1 2016 earnings call.
Share price decline calculated from May 19, 2014 to June 3, 2016.

VIEX
CAPITAL ADVISORS

# Half of the Board was Recently Appointed Without Shareholder Input

Liz Fetter, Lowell Robinson and Tim Stanley replaced Shawn Farshchi, Mark Fries and Martin O'Malley in March 2016

- Blatant reaction to our involvement in an apparent attempt to dictate Board composition rather than allow shareholder input and representation
- We believe Mr. Stephens, Ms. Portmann and Dr. Cholawsky lack the credibility to appoint new directors given the significant shareholder value destruction that has persisted under their leadership (and future expected losses under the current strategy)
- Minimal share ownership by incumbents
- Board continues to lack alignment with shareholders

## Viex's Nominees are Support.com's Best Chance to Restore Value

VIEX
CAPITAL ADVISORS

# Better Future for Support.com

# Our Plan

- Establish a culture of accountability and transparency

- Develop a plan for the three components of value: (i) Cash, (ii) Business or asset value (both Services and Nexus – separate or combined), (iii) Net operating loss carryforward - $126.4 million as of 12/31/15

- Maximize value while reducing risk on an objective basis
  - SPRT projects cash losses of $11.7-13.7 million for 2016 with more in future years. The continuation of losses is not a viable strategy
  - Look to reduce corporate costs
  - Explore strategic alternatives to maximize shareholder value

- Evaluate core business for opportunities to enhance premium perception and build market share – upsell

- Repurchase up to 9.9% of the outstanding shares

- Objectively consider and honestly evaluate Nexus for (i) sale, (ii) shut-down, (iii) potential to acquire other businesses to enhance capabilities of current offering, (iv) use as integrated service offering with Services/Call Center offering.

Source: Loss projections based on Q1 2016 earnings call.

VIEX
CAPITAL ADVISORS

# First 90 Days

- Members of our slate are prepared to be onsite on a daily basis
- Richard Bloom is prepared to be interim CEO if necessary
- Full review of all operations, particularly Nexus/Cloud investment to determine viability
- Rationalize Business Units
- Analysis of organizational chart
- Headcount review
- Management assessment
- Take all necessary actions to reduce cash burn
- Engage a credible financial advisor to honestly pursue a strategic alternatives evaluation, including but not limited to a potential sale, merger or asset/business disposition

# We Will Focus on Services That Generate Cash Flow

- Management acknowledges the legacy services business generates positive gross and contribution margins
  - Despite this fact, it has been abandoned by management and the Board
  - It must be made a priority
- Elizabeth Cholawsky at B. Riley Conference:
  - "All of our programs that we do on services are gross profit positive and throw off cash"
- Leader in premium technical services
- The Company generates losses due to investment into Nexus/Cloud

**Viex's Nominees are _Aligned with Shareholders_ and are Support.com's _Best Chance to Restore Value_**

# Our Nominees Will Drive Positive Change for ALL Shareholders

- Our nominees have an optimal mix of operating, turnaround, capital allocation and corporate governance experience and are directly aligned with SPRT shareholders given collective ownership of 14.9% of the outstanding shares
  - Richard Bloom
  - Brian J. Kelley
  - Bradley L. Radoff
  - Joshua E. Schechter
  - Eric Singer
- Each member of our slate is committed to realizing full value for all shareholders while taking immediate action to reduce further impairment to business and asset vale
- Independent directors candidates
- Fully-aligned with shareholders, with 14.9% ownership stake in the Company
- Will seek to drive shareholder mindset in the boardroom and culture of accountability

# Direct Shareholder Representatives with Experience and Successful Track Records

- We have nominated a slate of highly qualified individuals who are aligned with the Company's shareholders
    - Public company CEO and President experience
        - Mr. Bloom and Mr. Kelley have served in CEO and President positions for public and private companies
    - Significant public company board experience
        - Collectively, our nominees have served on more than a dozen public company boards, including as Chairman and CEO
    - Committed to maximizing shareholder value
    - Committed to best in class capital allocation and corporate governance

# Richard Bloom

- Richard Bloom is a private investor and seasoned operating executive with 27 years of successful financial, operating and board experience. Mr. Bloom has served as a director of NexCore Group (formerly publicly traded as NexCore Healthcare Capital Corporation: NXCR), a national healthcare real estate developer and property manager, since December 2010, where he also serves as the Chairman of its Capital Committee, and a member of its Audit, Compensation, and Corporate Governance & Nominating Committees. Since 2009, Mr. Bloom has also served as an operationally active director of Glide Rite Corporation, an equipment repair and maintenance services provider for the country's largest national retailers.

- Mr. Bloom served, from 2009 through 2011, as a director and Executive Chairman of Myprint, historically a commercial print services company, and oversaw the transition of the company to a web-based marketing resource management platform employing an early stage SaaS model for its distributed marketing services.

- He served as President and Chief Operating Officer of Renaissance Acquisition Corp. (AMEX: RAK), a publicly traded special purpose acquisition corporation, from its IPO in 2007 through 2009. He also served as the Chief Executive Officer of Caswell Massey, a branded personal care consumer product company with a catalog and internet sales division, and retail stores throughout the country, from early 2006 through the end of 2007, and as a director and Vice Chairman of Caswell Massey from its purchase in 2003 until its sale in late 2007.

- Mr. Bloom served as Chief Executive Officer and President, as well as various other positions at Marietta Corporation, a maker and marketer of personal care and household products for the country's largest consumer product companies, from 1999 through 2006. Mr. Bloom also served as a director of Marietta Holding Corporation, the successor entity to Marietta Corporation, from 2004 to 2007, and as a director and President of BFMA Holding Corporation, which, among other activities, owned and operated Marietta Corporation, from 1996 to 2004. Mr. Bloom also served as a director of AmeriQual Group, LLC, the largest producer and supplier of meals ready-to-eat to the United States military, from 2005 to 2007.

- Mr. Bloom was a Founder, Managing Director and member of the Board of Imperial Capital, LLC, a Los Angeles based investment bank, from 1997 through late 1999 where he focused on raising capital for small to middle-market companies and taking public companies private. Prior to that, from 1992 through 1997, Mr. Bloom was a Managing Director of Dabney|Resnick, Inc., a boutique Beverly Hills based investment bank, raising capital for small public and private companies. From 1989 through 1992, He was an analyst at Donaldson, Lufkin & Jeanrette (DLJ) in both their New York and Los Angeles offices, focused on Corporate Finance, M&A and Merchant Banking transactions.

- He received his Bachelor's Degree in Economic Science from *The Wharton School* of the University of Pennsylvania – with concentrations in Finance and Entrepreneurial Management. He graduated in 1989 with the highest honors, s*umma cum laude.*

- Mr. Bloom is qualified as a financial expert for Audit Committee purposes as defined under the SEC rules and has the requisite financial sophistication as required by the applicable Nasdaq listing standards.

Vote the **GOLD** Proxy Card

VIEX
CAPITAL ADVISORS

44

# Brian J. Kelley

- Brian Kelley is an experienced executive with over 30 years of senior management experience. He has served as the Chief Executive Officer of Four Winds Advisors LLC, where he advises technology focused clients on restructuring, turnaround and business development, since October 2012.

- Mr. Kelley previously served as the Chief Executive Officer and a director of Alteva, Inc. ("Alteva") (formerly NYSE MKT: ALTV), a premier provider of cloud-based, VoIP and hosted Unified Communications-as-a-Service (UCaaS) services until the completion of its sale in December 2015. Mr. Kelley initially joined Alteva as a director in November 2013 and was named Chief Executive Officer in June 2014 to lead a turnaround of the company.

- From October 2013 until April 2014, Mr. Kelley served as the Chief Executive Officer and a director of snom Technology, Inc., a leading global provider in designing, manufacturing and marketing VoIP communications equipment.

- From April 2008 to July 2012, Mr. Kelley served as a director of Tii Network Technologies, Inc. ("Tii") (formerly NASDAQ:TIII), a leader in designing, manufacturing and marketing network products for the communications industry, where he also served as its Chairman beginning in 2010. In October 2011, Mr. Kelley was also named Tii's President and Chief Executive Officer to lead a turnaround and eventual sale of the company, which was completed in July 2012.

- Mr. Kelley's professional experience also includes serving as the President of TAMCO Technology Corp., a financial solutions-focused business management and development company concentrated on communications technology asset management, from 2007 to 2010; President, Chief Executive Officer and a director of Cognitronics Corporation, a formerly publicly-traded provider of central-office communications technology hardware and software solutions, from 1994 to 2006; and various senior management positions with TIE/Communications, Inc., a formerly publicly-traded diversified telecommunications services company, from 1981 to 1994 .

- Mr. Kelley holds a Bachelor of Arts degree in Economics from the University of New Hampshire and a Masters in Business Administration degree from the University of Connecticut.

## Vote the **GOLD** Proxy Card

# Bradley L. Radoff

- Bradley L. Radoff has served as Principal of Fondren Management LP, a private investment management company, since January 2005.  Mr. Radoff co-founded Snap Kitchen LLC in 2009 and has served as a director there since August 2013.

- Mr. Radoff served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from July 2006 to February 2009.

- He also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from April 2003 to December 2004.

- Previously served as a director of Citadel Investment Group LLC, a global financial institution, from July 2000 to March 2003. Began his career working as an analyst at Third Point Management LLC, from August 1997 to June 2000, and at Yellowstone Capital LLC, from August 1995 to July 1997.

- Served as a director of Pogo Producing Company from March 2007 to November 2007 prior to its sale to Plains Exploration.

- Mr. Radoff graduated summa cum laude with a B.A. in Economics from The Wharton School at the University of Pennsylvania.

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# Joshua E. Schechter

- Joshua E. Schechter is a private investor. Mr. Schechter has also served as a director of Viad Corp (NYSE:VVI), an S&P SmallCap 600 international experiential services company, since April 2015, where he also serves as a member of its Audit and Corporate Governance & Nominating Committees.

- He previously served as a director of Aderans Co., Ltd. (TYO:8170) ("Aderans"), a multi-national company engaged in hair-related business, and as the Executive Chairman of Aderans America Holdings, Inc., Aderans' holding company in the United States, from August 2008 to May 2015.

- From 2001 to June 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and from 2008 to June 2013, Mr. Schechter served as co- President of Steel Partners Japan Asset Management, LP, a private company offering investment services.

- Mr. Schechter previously served on the Board of Directors of The Pantry, Inc. (formerly NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, where he was a member of its Corporate Governance & Nominating and Audit & Financial Committees, from March 2014 until the completion of its sale in March 2015; WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ:HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves, from 2005 until 2008; and Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003.

- Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin.

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# Eric Singer

- Eric Singer has served as the managing member of each of VIEX GP, LLC and VIEX Capital Advisors, LLC since May 2014.  From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. ("PCP III"), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. ("PCP II") and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014.  The principal business of PCP III and PCP II is investing in securities.

- From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. He managed private portfolios for Alpine Resources, LLC from January 2003 to July 2007.

- Mr. Singer currently serves on the board of directors of YuMe, Inc. (NYSE: YUME), a leading independent provider of multi-screen video advertising technology, since June 2016; Numerex Corp. (NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the Internet of Things (IoT), since March 2016,  TigerLogic Corporation (NASDAQ: TIGR), a global provider in engagement solutions, including Postano social media aggregation, display and fan engagement platform and Omnis mobile development platform, since January 2015, and IEC Electronics Corp. (NYSE MKT: IEC), a provider of electronic manufacturing services to advanced technology companies primarily in the military and aerospace, medical, industrial and communications sectors, since February 2015.  Mr. Singer previously served as a director of Meru Networks, Inc. (NASDAQ:MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (NASDAQ:PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (NASDAQ:SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the Board from January 2013 until December 2013, and Zilog Corporation (NASDAQ:ZILG), a semiconductor company, from August 2008 until its sale in February 2010.

- Mr. Singer holds a B.A. from Brandeis University

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# About VIEX Capital Advisors

▶ VIEX Capital Advisors, LLC is a New York private investment manager focused on small and mid cap technology companies

▶ In 2015, Viex generated gross returns of 23% largely through constructive engagements with boards, management and stockholders of portfolio companies

▶ Viex seeks to work alongside management and company boards to identify and execute on opportunities to unlock value for the benefit of all stockholders.

▶ Viex Group owns ~14.9% of the outstanding shares of Support.com

▶ Eric Singer is the founder and managing member of Viex

▶ Viex is committed to maximizing value for <u>all</u> Support.com shareholders

# Excerpts of Viex Successfully Working With Management and Boards to Create Value For Shareholders

▸ Regarding the appointment of Eric Singer and another independent director nominated by Viex to the Board of Directors of Numerex Corp:

- *"We believe Viex's involvement at Numerex has contributed to a positive change to the Board's composition and are confident that the agreement we have reached today will benefit all Numerex shareholders."*
  - Marc Zionts, Chief Executive Officer

  March 30, 2016

▸ Regarding the agreement with Viex to declassify the Board and appoint a new independent director, Maxwell Technologies said:

- *"We have appreciated Viex's input into our business and the constructive dialogue we have had with Viex's founder, Eric Singer…We look forward to adding a new, highly-qualified, independent director to our Board to help oversee the continued successful execution of our strategic plan."*
  - Dr. Franz Fink, Chief Executive Officer/President

  March 14, 2016

▸ Regarding the appointment of 2 Viex nominees to the Board, Axcelis Technologies said:

- *"We've appreciated [Viex's]\* insights into our business and its recommendations on additional steps to enhance stockholder value at the Company, many of which we have acted upon."*
  - Mary Puma, Chairman and CEO

  March 6, 2015

\* Viex changed its name from Vertex Capital Advisors, LLC effective 12/28/15

# The VIEX Group Asks For Your Support

**VOTE FOR** Board Overhaul with Direct Shareholder Representation on the Support.com Board

**VOTE TO ELECT** Richard Bloom, Brian J. Kelley, Bradley L. Radoff, Joshua E. Schechter & Eric Singer

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